OFS Capital Corporation
10 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

December 31, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management
Attention: Edward P. Bartz, Esq.

100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Capital Corporation - Form RW - Application for Withdrawal of Registration Statement No. 333-196704

Ladies and Gentlemen:

OFS Capital Corporation, a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form N-2 (Registration No. 333-196704), together with all amendments and exhibits thereto (collectively the “Former Registration Statement”). The Former Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2014.

The Registrant is requesting that the Commission withdraw the Former Registration Statement because the Registrant has filed a new Registration Statement on Form N-2 (Registration No. 333-200376) (the “New Registration Statement”). The New Registration Statement was declared effective on December 30, 2014 by the Commission. None of the Registrant’s securities were sold pursuant to the Former Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Former Registration Statement be issued by the Commission as soon as reasonably possible.

If you have questions regarding the foregoing application for withdrawal, please call Cynthia M. Krus at Sutherland Asbill & Brennan LLP, outside counsel to the Registrant, at (202) 383-0218.

Sincerely,

OFS Capital Corporation

By:	/s/ Bilal Rashid
Name:	Bilal Rashid
Title:	Chief Executive Officer